Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:
The Descartes Systems Group Inc. (“Descartes”)
120 Randall Drive
Waterloo, Ontario N2V 1C6
2.	Date of Material Change:
November 26, 2013
3.	News Release:
A news release disclosing the material change was issued and disseminated through the services of Globe Newswire on November 27, 2013.
A copy of the news release is attached hereto as Schedule “A”.
4.	Summary of Material Change:

On November 27, 2013, Descartes announced that Edward J. Ryan had been appointed as Descartes’ Chief Executive Officer, in accordance with its leadership succession plan.  Mr. Ryan replaced Arthur Mesher as Descartes’ Chief Executive Officer. Mr. Mesher retired as Descartes’ Chief Executive Officer and Chairman of the Board due to health and personal issues.

Descartes also announced that J. Scott Pagan had been appointed as Descartes’ President and Chief Operating Officer.
5.	Full Description of Material Change:

On November 27, 2013, Descartes announced that Edward J. Ryan had been appointed as Descartes’ Chief Executive Officer, in accordance with its leadership succession plan.  Mr. Ryan served as Descartes’ Chief Commercial Officer since 2011, in addition to several other senior executive roles since joining Descartes in 2000.

Mr. Ryan replaced Arthur Mesher as Descartes’ Chief Executive Officer.  Mr. Mesher served as Descartes’ Chief Executive Officer since 2004, after joining the company as Executive Vice President, Strategic Development, in 1998.  Mr. Mesher had retired as Descartes’ Chief Executive Officer and Chairman of the Board due to health and personal issues.

Descartes also announced that J. Scott Pagan had been appointed as Descartes’ President and Chief Operating Officer.  Mr. Pagan served as Descartes’ Chief Corporate Officer and Corporate Secretary since 2011, in addition to other senior executive roles since he joined Descartes in 2000.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information:
Not applicable.
8.	Executive Officer:
J. Scott Pagan
President and Chief Operating Officer
The Descartes Systems Group Inc.
Tel: 1-519-746-6114
spagan@descartes.com

9.	Date of Report:
December 2, 2013

SCHEDULE “A”

Descartes Appoints Edward J. Ryan as Chief Executive Officer

Company expects to report record Q3FY14 operating results
Revenues expected to be $38.5 to $38.8 million; Adjusted EBITDA expected to be $11.3 to $11.4 million
Scott Pagan appointed President and Chief Operating Officer

Waterloo, Ontario, Canada, November 27, 2013 - Descartes Systems Group (NASDAQ:DSGX) (TSX:DSG), the global leader in uniting logistics-intensive businesses in commerce, announced today that Edward J. Ryan has been appointed as Descartes’ Chief Executive Officer, in accordance with its leadership succession plan. Mr. Ryan served as Descartes’ Chief Commercial Officer since 2011, in addition to several other senior executive roles since joining Descartes in 2000.

Descartes also announced today that J. Scott Pagan has been appointed as Descartes’ President and Chief Operating Officer. Mr. Pagan has served as Descartes’ Chief Corporate Officer and Corporate Secretary since 2011, in addition to other senior executive roles since he joined Descartes in 2000.

“The Board of Directors congratulates both Ed and Scott on their well-deserved promotions. We’re highly confident in the strong leadership that they will continue to bring to Descartes,” said Dr. Stephen Watt, Lead Director of Descartes’ Board of Directors. “Their appointments reflect the company’s succession plan and are based on Ed’s and Scott’s proven ability to deliver over the last thirteen years. Together, they have led Descartes’ day-to-day operations for the past several years. They’ve had great success in working with our customers, providing leadership to our management team and employees, and delivering strong results to our shareholders.”

“I look forward to the opportunity to lead Descartes as CEO in its next period of growth,” said Mr. Ryan. “Descartes has a proven track record of helping our customers to improve the productivity and performance of their businesses through our cloud-based solutions and related services. Our continued focus on helping customers achieve results using our technology and people will be a critical driver of our future strategic, functional and geographic expansion.”

Mr. Ryan replaces Arthur Mesher as Descartes’ CEO. Mr. Mesher served as Descartes’ CEO since 2004, after joining the company as Executive Vice President, Strategic Development, in 1998. Mr. Mesher has retired as CEO and Chairman of the Board due to health and personal issues.

“Descartes’ business has grown significantly under Art’s stewardship as CEO,” said Dr. Watt. “We appreciate all of Art’s contributions to Descartes’ development over his 15 years of service with the company, including the strong management team that he assembled and groomed. We wish Art and his family well.”

Mr. Mesher said, “It has been extremely rewarding to serve as CEO of Descartes during the formation of the company’s strategy. I am proud of the company’s results and many achievements, and am thankful for the opportunity to work with a fantastic management team.  As I step away from Descartes to focus on my health issues and personal life, I have great confidence in the future of the company as Ed and Scott continue to lead the execution of the strategy we created together over many years.”

Company Expects Record Q3FY14 Operating Results

Descartes is scheduled to report its third quarter fiscal 2014 (Q3FY14) financial results before market open on Wednesday, December 4, 2013. Descartes expects to report record operating performance with its Q3FY14 revenues in the range of US $38.5 million to US $38.8 million, its income before income taxes being in the range of US$4.1 million to US$4.3 million (which includes recent restructuring and acquisition costs) and its Adjusted EBITDA in the range of US$11.3 million to $US11.4 million. As at October 31, 2013, Descartes had cash and cash equivalents of approximately US$49.3 million and approximately US$17.2 million of debt outstanding on an acquisition line of credit. The above results are unaudited and preliminary by nature, and they are subject to the completion of the company’s quarterly close process.

Members of Descartes' executive management team are scheduled to host a conference call to discuss the company's financial results at 8:00 a.m. ET on December 4. Designated numbers are +1 866 551-3680 for North America or +1 212 401-6760 for international, using Participant PIN Code 49970739#. The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Adjusted EBITDA is a non-GAAP financial measure that Descartes provides as a complement to financial results presented in accordance with GAAP. Descartes defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which Descartes includes related fees and taxes) and other charges (for which Descartes includes acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes' ongoing operational results. A reconciliation of Adjusted EBITDA to unaudited net income determined in accordance with GAAP will be provided in Descartes’ financial results news release currently scheduled for December 4, 2013.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 171,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Investor and Media Contact

Phil Denning
(203) 682-8246
phil.denning@icrinc.com

Jen Long
(203) 682-8289
jen.long@icrinc.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' anticipated unaudited revenues, income before income taxes and Adjusted EBITDA for Q3FY14, the leadership Mr. Ryan and Mr. Pagan will bring to Descartes’ business; Descartes’ solution offering and potential benefits derived therefrom; anticipated future growth and expansion; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.